Exhibit 99

March 19, 2026

New York Stock Exchange
11, Wall Street,
New York,
NY 10005
USA

Dear Sir,

Sub: Transcript of Analyst/ investor call in relation to the intimation made by HDFC Bank Limited (“the Bank”) on March 18, 2026

In continuation to our intimations dated March 18, 2026 and March 19, 2026, we wish to inform you that the transcript of the call with analysts and investors held on March 19, 2026, in relation to the intimation made by the Bank on March 18, 2026, is annexed herewith.

The said transcript is also being made available on the website of the Bank at the below link:

https://www.hdfc.bank.in/about-us/investor-relations

This is for your information and appropriate dissemination.

Yours faithfully,
For HDFC Bank Limited

Sd/-

Ajay Agarwal
Company Secretary
Group Head – Secretarial & Group Oversight

“HDFC Bank Limited

Investor Conference Call”

March 19, 2026

Management:	Mr. Sashidhar Jagdishan – Managing Director and Chief Executive Officer – HDFC Bank Limited
Mr. Srinivasan Vaidyanathan – Chief Financial Officer – HDFC Bank Limited
Mr. Keki Mistry – Interim Part-Time Chairman, also Chair - Stakeholders Relationship Committee – HDFC Bank Limited
Mr. Harsh Bhanwala – independent director - Chairperson, Governance and Nomination Committee– HDFC Bank Limited
Dr. (Mrs). Sunita Maheshwari – independent director - Chairperson, ESG Committee – HDFC Bank Limited
Mrs. Lily Vadera – independent Director -  Chairperson, Risk Policy and Monitoring Committee – HDFC Bank Limited
Mrs. Renu Karnad – Non-Executive (Non-Independent) Director – HDFC Bank Limited

HDFC Bank Limited March 19, 2026

Moderator:
Ladies and gentlemen, good day and welcome to HDFC Bank Investor Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Srinivasan Vaidyanathan. Thank you and over to you Mr. Vaidyanathan.

Srinivasan Vaidyanathan:
Okay, thank you, Renju. Good morning to all. Thanks for joining at short notice. We have with us Mr. Keki Mistry, Interim Part-Time Chairman and also, he Chairs the Stakeholders Relationship Committee. We also have few other board members on this call. We have Dr. Mrs. Sunita Maheshwari, Chairperson of the ESG Committee. We have Mrs. Lily Vadera, Chairperson of the Risk Policy and Monitoring Committee. We have Mr. Harsh Bhanwala, Chairperson of the Governance and Nomination Committee and also a member of the Audit Committee. We also have Sashi Jagdishan, our CEO and Managing Director. We have Mrs. Renu Karnad who Chairs a couple of committees and member of several committees in the board. Without much ado, I will hand it over to Mr. Keki Mistry for his opening remarks and take the call from there on. Keki, thank you and over to you.

Keki Mistry:
Thank you very much, Srini and good morning and thank all of you for joining us at such short notice. We would like to address the recent development regarding the resignation of Mr. Atanu Chakraborty as Part-Time Chairman and Independent Director of HDFC Bank Limited. The board has accepted his resignation with appreciation for his guidance and contribution during his tenure. We wish him the very best in his future endeavours.

On behalf of the board and in full concert with the executive leadership, I wish to assure all stakeholders that there are no material matters at this point of time. Based on our discussions, there was no specific happenings and practices that were brought to our attention. There were no specific operational or other issues that have been highlighted.

The board's oversight mechanism remains fully operational and our collective commitment to protecting the interest of the institution, depositors, shareholders, and all stakeholders is completely and totally unwavering. This disclosure made is complete and transparent in line with regulatory requirements. The board and the management oversaw the largest merger in recent years in India's corporate history.

The merger’s successful completion and continued results have not only boosted the bank's balance sheet but also given it a stronger presence in key products and services. The merged entity continues to build on its shared values and realize the full potential of its market synergies. The board remains fully committed to safeguarding institutional resilience and investor confidence.

The bank operates with strong governance standards, robust internal controls, and an extremely experienced management team. Our strategic direction, business priorities, and execution capabilities continue to remain as always. The Reserve Bank of India has approved my appointment as the Interim Part-Time Chairman for a period of 3 months. The governance architecture that HDFC has built over the decades is grounded in transparency, institutional integrity, and long-term value creation.

HDFC Bank Limited March 19, 2026

We remain focused on building on our strong legacy and working towards continued value creation for the bank's stakeholders. We share strong value systems, and I am confident of camaraderie and collaboration with the executive management and steadfast execution to meet all stakeholder objectives in an optimal manner.

I also want to emphasize, and this is the last statement I will make, that I would not have taken on this responsibility at the age of 71 if it did not align with my principles and the level of integrity that I would expect from the bank. So, thank you everyone. And Sashi, would you like to say something?

Sashidhar Jagdishan:
No, thank you so much, Keki. I think you have said it all. As I said, we have all put in years of experience here. Our biggest treasure that we all have collectively with the members of the board, each of them are extreme professionals, and you as a Part-Time Chairman, is the trust and the integrity. I mean that is a value system with which we have all grown up and we have all been mentored in this wonderful umbrella of the brand HDFC and we are proud of that.

We will continue to ensure that this particular trust is maintained not just now but sustained for several years going forward. We will not do anything that will bring in ignominy. Of course, there will be, a large organization will have errors and omissions. We will continue to address them as we go along but never will the tone at the top have anything which will have any kind of embarrassment to anyone including our own conscience. Thank you so much.

Srinivasan Vaidyanathan:	With that, Renju, we can open up the lines for questions.

Moderator:
Thank you. We will now begin the question-and-answer session. Anyone who wishes to ask a question may press star and one on your touchtone phone. If you wish to remove yourself from the question queue, you may press star and two. Participants are requested to use handsets while asking a question. The first question comes from the line of Kunal Shah with Citigroup. Please go ahead.

Kunal Shah:
Yes. Thanks for taking the question and doing the call at the short notice. Firstly, maybe you indicated that at least there are no material matter that bank is aware about or no specific happenings or operational issue. But maybe for such a strong wording in the resignation letter, what do you think would have actually triggered that maybe that it is mentioned that it is not in congruence with his personal values and may be ethics. So, if you can highlight if there is something which would have triggered the friction which would have got created?

And the second question is again. maybe it coincides the reappointment term of MD and CEO which is now due in next 7 months. So, how since there are like board members also who are there on the call, maybe in terms of whether what would be the impact with respect to the MD and CEO reappointment and maybe the application which would be made to the RBI and any timeline which you can suggest in terms of how should we look through in terms of this development over next two-three months?

HDFC Bank Limited March 19, 2026

Keki Mistry:
So, let me try and answer that question and then maybe some of my colleagues on the board can also step in. Firstly, let me say that we are not, none of us as board members are aware of what are the specific issues which Mr. Chakraborty wrote in his letter. The board members asked him yesterday and he didn't have any, he didn't give any specific explanation.

As regards Sashi's appointment, it is something that will be considered by the remuneration committee, by the nomination and remuneration committee. There is still time to do that and obviously at the appropriate time, the committee will meet and we will take it up in the board. Nothing changes as far as that is concerned.

Kunal Shah:	Okay and in terms of timeline, so maybe generally 6 months prior to the reappointment we see it getting applied?

Keki Mistry:
I am sure the NRC will meet in the near future and take a call. But Sashi is very much part of the bank. He has been running the bank successfully for the last many years and we all hope that he will continue to work with the same devotion that he has over these years.

Kunal Shah:	Sure. Okay. Thanks. That answers the question, yes.

Moderator:	Thank you. Next question comes from the line of Kaitav Shah with Anand Rathi. Please go ahead.

Kaitav Shah:	Hello. Sir, in terms of, hi, am I audible?

Keki Mistry:	Yes, you are.

Kaitav Shah:
Yes. Good morning, sir. Thank you for having such a quick call. So, in terms of timeline, there was an additional message that was received by the investors that you all received the resignation day before yesterday and the Board received it…

Keki Mistry:	It was yesterday.

Kaitav Shah:	And sir so within that timeline, you were also approved by the RBI to become interim Chairman. So that happened very quickly. If you can just tell us what happened within that timeline?

Keki Mistry:
All right. So let me answer that. I am right now in Delhi. I am not in Bombay. I was in Delhi yesterday also. There was a Board meeting in the evening. After the Board meeting got over and Atanu-ji gave his resignation letter, some of the directors of the bank went and met RBI, spoke to them and that is the time RBI approved. So it happened at very short notice. It did not come with a one day lag or a two day lag as you may have indicated. The letter was received by the bank yesterday evening and they met the RBI later on in the evening after the meeting was over.

Kaitav Shah:	Thanks sir. The speed really helps. Thank you. That was the question.

Moderator	Thank you. Next question comes from the line of Suresh Ganpathy with Macquarie. Please go ahead.

HDFC Bank Limited March 19, 2026

Suresh Ganpathy:
Yes. So Keki, was the issue with Mr. Chakraborty there for a long period of time? You definitely would have minuted in all the Board meetings the kind of disagreement that he would be having because these things don't happen overnight, right, Keki? So it has been a two-three year process perhaps. The press is quoting there is a power struggle, and he wanted to operate on an executive style, again strictly going by what CNBC is saying. Has there been a long period point of differences over the course of last three, four years?

Keki Mistry:
Well, differences on minor issues do come up from time to time but there was nothing material whatsoever, let me reassure you. In no Board meeting has there been any kind of a complete differences of opinion or anything of that sort and the Board minutes will reflect that. Relationship, I mean human beings are human beings, there will always be some relationship issue between individuals. Those kind of things happen. There was no power struggle in the bank as you put it, Suresh. The entire bank works, the management team in the bank works as a cohesive unit and to my mind will continue to work as a cohesive unit.

When this thing happened yesterday evening, the first thing the Board members did, people who were in Bombay, they met RBI, spoke to RBI. RBI gave their approval for making me interim Chairman for a period of 3 months to just stabilize things and then move on. So that's the background. And differences of opinion or differences of views may always be there between individuals but there was nothing, I repeat, nothing substantive. Nothing whatsoever. And believe me as I mentioned earlier, at the age of 71, I would not take on this responsibility for 3 months if the systems, processes, governance practices in the bank did not align with my principles and my level of integrity.

Suresh Ganpathy:	Thanks, Keki. That's reassuring. Just one more thing. Of course, we talked about power struggle at the Board.

Keki Mistry:	There was no power struggle. There was no power struggle at the Board. Absolutely nothing.

Suresh Ganpathy:	But what about power struggle at the employee level between the CEO or the DMD or the CXOs? Just again that also comes in. Is this also functioning well?

Sashidhar Jagdishan:
No, no. Keki, you can join but I would like to address that question of young Suresh. Number one is, Kaizad is a very dear colleague, and I have the highest regards and respect for him. We have worked together. Unfortunately, I do not know what kind of stories are going around. But today that man handles the entire business, the asset business of the balance sheet which reflects the kind of respect and stature that he commands within the organization, both at the Board level and at the at the management level as well. So that will continue. In fact, he will only get more responsibilities as we move forward. And the very fact that we were all unanimous both at the Board level to send his name for yet another term as a Deputy Managing Director reflects that and we are extremely happy that the approvals have come and he's going to be there for next three years which is going to be one of our best years in the history of the bank. Thank you.

Suresh Ganpathy:	Okay. That's clear. Yes. Keki, you want to add something, or this is fine?

Keki Mistry:	No, I would add to what Sashi said. There is complete, let me repeat, complete and absolute unity in the management team.

HDFC Bank Limited March 19, 2026

Suresh Ganpathy:
Sorry. Just one last question I have to squeeze in. How are the regulators? You are in Delhi, you have of course met. How are the regulators, the government, the SEBI, the Board, everybody is looking at this particular thing because you need to get the shoo in of the regulators at this point in time, right? So can you give us a clarity on that matter?

Keki Mistry:
I have not come to Delhi to meet anyone. I had come on a personal visit with my wife. So I am strictly on a holiday today. So I have not met anyone in the government. And RBI, my colleagues on the Board went and met them yesterday and maybe someone may want to speak on that.

Sashidhar Jagdishan:
So there were two whole-time members and two independent members who had visited the regulator. The regulator heard us out. He obviously, you know, was very supportive of the fact by his demonstration of approving Keki Mistry's appointment as an interim part-time Chairman in the shortest possible time. That reflects, as Keki mentions, a very strong messaging to the world at large. And I think you know they have been undertaking in their supervisory cycle, a lot of examinations both off-site and on-site which we have navigated right over the last five years in the recent past. And I think whilst these examinations are not in the public domain, but I guess the fact that we continue to remain in our position says it all, where there has been extreme amount of confidence to the respective independent committees whether it's the Audit Committee, whether it's the Risk Policy Committee which are the fulcrum in terms of governance, controls and of course we have the NRC committee. These are all manned by independent directors with strong vintage, credibility, experience, and stature. And some of them are on this call and they have, as I said, they have very comfortable with the functioning of these committees who in turn oversees the operations in every aspect of it, whether it's risk management, whether it's compliance management, whether it's audit management, etcetera. Yes, any organization whether small or big will have issues but these are all addressed at every point in time and whatever is pending would have a lot of timelines and these are the things that goes on in a very normal and a calm manner.

Suresh Ganpathy:	Okay. Thank you.

Moderator:	Thank you. Next question comes from the line of Prashant Teriwal with Blackrock. Please go ahead.

Prashant Teriwal:
Hi Sashi and team. Look, so far whatever I heard on this call doesn't make me any wiser than I was an hour ago, right? So like we've not seen like Chairman in India resign and quoting that they did not like what was going on. It's basically a very scratchy remark. People could resign because of personal reasons, generally that's what we see in India. So there is something. Would you would you kind of open up and try and build some confidence with your investors like what would exactly was it? Because he was the Chairman of the of the bank. I mean he was not like any other employee that resign saying something and means nothing. Thank you.

Keki Mistry:
Look, I can only say that at the board level, there has never ever been any kind of a discussion on any matter which is contentious in terms of governance where appropriate if there is been any minor issue here and there, these issues have been tackled appropriately. What caused that letter to be sent yesterday is something which really to my mind defies logic, but any of my board members would like to or any of my colleagues would like to step in and say something. I'm not aware of any issue in the bank.

HDFC Bank Limited March 19, 2026

Prashant Teriwal:	Sorry to interject here. So look if it is too early and you guys have no idea why it was happening, so how can you say there is nothing behind it?

Keki Mistry:
Because the bank has a very strong risk management process. The bank has a very strong audit process. The bank is a systemically important bank and therefore gets supervised continuously by RBI on a regular basis. We the board carries out various kinds of audits of different functions and there has never been anything from a governance standpoint to my mind which has come to the attention of the board.

Prashant Teriwal:	And Sashi you have anything to add here?

Sashidhar Jagdishan:	No, I think Keki has sort of added whatever very well. It just encompasses all our thoughts and feelings on the same.

Keki Mistry:	If any other board member would like to speak up, please do so.

Harsh Bhanwala:
I am Harsh Bhanwala. I head the GNRC. And I can assure you we hold highest regard for our conduct rules, and we believe strongly in sound governance. He was a member of the committee, the outgoing chairman, and all the discussions that happened within the committee, the resolution was unanimous. There was no difference of opinion by anyone.

And bank and the management of the bank, whatever various committees have said have taken due cognizance of that in line of the principles of regulation and governance which are required and has come up to the expectations of employees as well as independent directors on almost all issues.

Prashant Teriwal:
Thank you. So you were in the board meeting. Let me ask you this, right? I mean the chairman tenders a resignation saying there is something he's not happy with. And you guys say okay fine resignation accepted without asking him like what is it. This is what we are asking like what is it like small or big, material, severe, serious, whatever that is?

Harsh Bhanwala:
I think Sashi was there in the meeting yesterday, and all the members who were there and Keki joined over phone call. All of us had asked him what are the reasons behind this and he says personally I have no issues. It could be my value systems etcetera which are different, but he didn't say anything on regulatory aspects of the bank. It was it was all sound, he agreed with us.

Renu Karnad:	In fact, we had repeatedly asked him for, you know, to tell us why what had triggered this and if there was anything we have to set it right, but he said there was nothing and that was a bit baffling.

Prashant Teriwal:	Okay. Thank you.

Moderator:	Thank you. Next question comes from the line of Prashant Poddar with ADIA. Please go ahead.

Prashant Poddar:	Hello. Am I audible?

HDFC Bank Limited March 19, 2026

Moderator:	Yes you are.

Prashant Poddar:
Yes. Hi Keki, Sashi. It's quite strange, this is from ADIA, it is quite strange that we are getting these kind of letters from Chairman of the largest private bank in in India. So if someone has to kind of insinuate towards something, there should be explanation in the letter else this is scathing and rather than sending regards, the bank should ask RBI to investigate what, because this is, banking business is that of reputation right. You cannot let someone -- this is reputation maligning kind of letter. That's all we felt after seeing the letter. That's all from my side.

Keki Mistry:
Yes. Thank you very much. Obviously, the board will meet soon, and we will take a call on what to do. But as I mentioned to you, many of the board members went and met RBI the regulator, and RBI is fully in the picture, fully in the loop and the fact that they are comfortable with what is going on in the bank is reflected in the fact that within a short period of time, they approved my appointment for three months just to stabilize things.

Prashant Poddar:
No we appreciate, and our best wishes are with you. We agree that it's a, I mean it's not some consumer business, it's a banking business fully governed by a good board, I mean members of RBI are on the board. So best wishes and hope that the bank comes out as clean as always out of it.

Keki Mistry:
I am extremely confident the bank will come out very clean. We have really truly the highest standards of governance and as I said, I believe very strongly in governance personally, I would never remain on the board if I had the slightest doubt about governance.

Prashant Poddar:	Thank you, Keki.

Moderator:	Thank you. Next question comes from the line of Ankur Mishra with ET Now. Please go ahead. Mr. Mishra, please go ahead.

Ankur Mishra:	Hi. Hello. Am I audible?

Moderator:	Yes. Please go ahead.

Ankur Mishra:
Just wanted to make a sense of the comments which has been made so far regarding HDFC Bank chairman resignation. You have said that the board is not aware regarding what are the reasons which Atanu Chakraborty would have had. Fair point. But it is also kind of a reputation loss when somebody has mentioned in the letter that these are ethics issues, and he has clearly mentioned even the time period of 2 months. So I want to understand that will board in the capacity will seek an answer from Atanu Chakraborty? And second question is that what are the learnings so far from this incident?

Keki Mistry:
Well, I'll be trying and answer that very quickly. Look, I think to my mind there could be a relationship issue between him and the management. That may have been manifested over a period of time but leave aside that. Let's talk about governance in the bank. The bank has the strongest form of governance that is possible in a financial institution. Number one.

HDFC Bank Limited March 19, 2026

Number two, we are very, very strong on ethics. And as far as our seeking some explanation from Mr. Chakraborty, the Board will of course meet very, very soon and take a call on how to take it forward.

But as some of my colleagues mentioned, I was not in Mumbai yesterday, so I was partly in the meeting on the call. As my colleagues mentioned, he was asked why he, what were the issues which we had, what were the lapses in governance that he sort of indicated and again you heard from my colleagues, they, he did not say anything.

Moderator:	Mr. Mishra, are you done with the question?

Ankur Mishra:	Yes, one more thing I want to understand when you are saying appointment of the new chairman so how soon the process will start if you can apprise on that as well? Thank you.

Keki Mistry:
Well, these are too premature questions now. The Board will of course meet in due course, take the various regulators into confidence, and then take a call on the new chairman. There is still 3 months to go. For 3 months, I will remain the interim Chairman.

Ankur Mishra:	Thank you so much.

Keki Mistry:	Thank you.

Moderator:	Thank you. Next question comes from the line of Seshadri Sen with Emkay Global Financial Services Ltd. Please go ahead.

Seshadri Sen:
Thank you for the opportunity. Two questions. One was just asked in terms of timelines for the replacement because also wanted to clarify that you will have to appoint a new independent director in place of Mr. Chakraborty. So how long do you think that would take and what is the process for the entire appointment of the new Chairman and the new Independent Director?

Keki Mistry:
Well, this is too premature at this point to talk about this incident I mean this resignation happened yesterday. There is a full 3-month period during which period of time the Board will meet, take a call on who should be the full-time or the Non-Executive Chairman or the Independent Director will become a chairman in future. There is plenty of time to do that and the Board will of course meet and take a call in consultation with the regulator, in consultation with RBI and SEBI.

Seshadri Sen:
Thank you. Second question is just seeking a reassurance that, operationally the bank has been starting to report incrementally very strong performance and there is been conversation in your conference calls that you are looking to step up growth. Just want to reassure that this will not impact that operational performance and the plan to step on the gas as it were in terms of growth in the in the coming quarters is unchanged?

Keki Mistry:
So Seshadri, Sashi will answer that question but before he does, let me reassure you that what happened yesterday has nothing whatsoever to do with operational profitability of the bank. None of that changes and the bank will commit to do whatever it has said in its calls that it would do. Sashi, would you like to step in and say something.

HDFC Bank Limited March 19, 2026

Sashidhar Jagdishan:
Sure. Thank you, Keki for that. Seshadri, number one, I think this is an unfortunate event. But as I said, we are in an economy which is very strong and resilient amidst the turmoil. So, I think we should be very proud of the positioning in our economy. The bank has had a wonderful merger. Any merger takes time, but the fruits of the merger will start to play out, and we have committed, are very well positioned to move ahead in the manner that we have committed earlier. We have a strong Board with professionals who have really been the eyes and ears from a governance, risk management, etc. and compliance and audit controls. So, we are grateful that, that oversight is very strong. We have a strong depth in management which is something that is always one of our fortes. We have technology which is going to surprise us over the next couple of years. So, the best of the bank is going to come, and we are all very eager. At least now, as Keki just mentioned the camaraderie and the cohesiveness that this Board and the management is going to have is going to be very positive for the institution. Thank you.

Seshadri Sen:	Thank you. And appreciate your doing a call at such short notice and I am sure the bank will bounce back very strongly.

Keki Mistry:	Thank you.

Moderator:	Thank you. Next question comes from the line of Shiva Natrajan with Principal Asset Management. Please go ahead.

Shiva Natrajan:
Yes hi. Thank you. I think a lot of others have also asked the same question, but it just seems puzzling that the outgoing Chairman has written some strong words, like happenings at the bank for 2 years, congruence with personal or not in congruence with personal values and ethics. These are very, very strong words. And all I'm hearing is there was nothing specific. Just seems very difficult to believe that there was nothing that you can tell us. But I have heard your answer so, I just wanted to give my view at this point. Thank you.

Keki Mistry:
Well, I agree with you. It is a little baffling at this point of time. We will of course get to the root of it in due course, but as I mentioned earlier and as some of the other Board members also mentioned, the board inquired or checked with Mr. Chakraborty on the specific reasons which were - where he believed that there was difference between his thinking and the bank's thinking and he did not have anything specific to respond to. There were relationship issues, -Human beings, there are relationship issues between people but that is not material at this point of time.

Let me tell you that the Board is completely cohesive, the Board is completely united, and the management team most importantly is also completely united.

Srinivasan Vaidyanathan:	Renju, we'll take one more last question, please.

Moderator:	Thank you. Next question comes from the line of Gopika from Reuters, please go ahead.

Gopika:	Hi. Good morning, sir. Thanks for taking my question. You mentioned that Kaizad does not have, will be given further responsibilities, but I believe he is not on the call?

Sashidhar Jagdishan:
Kaizad has had to go for a health check-up, his routine health check-up today which was pre-organized. I think the members did not want that to be changed. I think but otherwise he would have been on the call and he will be probably on the call, if at all we have other calls from tomorrow onwards.

HDFC Bank Limited March 19, 2026

Gopika:	Right. And could you describe what more responsibilities he would be given?

Sashidhar Jagdishan:	Yes, as I said, as we move forward, we will sort of re-examine our organization structure and with the consent and the advice of the board, we will announce it at the appropriate time.

Gopika:	Can you tell us what that could be?

Sashidhar Jagdishan:	No. Not at this juncture without the approval of the board, which I will take it up to them at the right time. Post the financial year closure.

Gopika:	Could we expect it before March end? When could we expect it?

Sashidhar Jagdishan:	No. No. No.

Gopika:	Yes, sir.

Keki Mistry:
Yes Gopika, what I am saying is in a large organization, there will always be some organizational restructuring that happens from time to time which is what Sashi was alluding to. There is nothing specific in mind.

Gopika:
Right. There have been several tweets by an anonymous Twitter handle regarding various senior members of the bank and the kind of cases that have come up against them. Have these issues been discussed at the board level? Have these concerns been looked at?

Keki Mistry:
These are looked at consistently, continuously by the Remuneration Committee, the Nomination and Remuneration Committee. Mr. Bhanwala who is the Chairman of the committee is on the call and I would request him to speak for a couple of minutes. But let me reassure you every issue that has been brought to our attention has been discussed in detail and appropriate action has been taken in every single instance. Harsh ji, would you like to say something.

Harsh Bhanwala:
Yes, yes for sure. Thank you, Keki. I am Harsh Bhanwala, I have been earlier the Chairman of NABARD. And ever since we joined here, I found in this bank a very well laid out process of handling complaints as well as anonymous complaints. So, all of these complaints or references in social media which impact bank, the prominent ones, are examined and brought before the Audit Committee. Audit Committee deliberates on it and sends it to whistle-blower if it is that or some other kind of mechanism which exists in the bank. They examine all these things in details, and the inquiry is put up to the Audit Committee, I am a member there, and we examine it thoroughly, and based on some of the things found, if at all, then the same is forwarded for accountability fixation in the normal course. And there is an advisory committee within the bank which is headed by Kaizad and another whole time member is a member of that committee and ethics officer of the bank is there, and after all that process, if some things are there which emerge as charges or culpability, etcetera, we take due note of the same and we will not hesitate if something adverse is found against individuals and we have done that in the past as well.

HDFC Bank Limited March 19, 2026

Gopika:
Right. Does this indicate to an extended tenure that you have given to some of these members who have been with the bank for so long? Is the bank looking at, when you say reorganization, is are you looking at giving shorter tenures to some of these members going forward?

Harsh Bhanwala:	I would request Sashi to answer that because that's management's prerogative and after that we take into consideration the recommendations of the management and examine it.

Sashidhar Jagdishan:
Yes, Harshji, I think these are too premature questions. If at all there are any such proposals, we will take it to the Nomination Remuneration Committee with the proposal and we collectively will agree with what are the structures that will benefit the organization.

We do not have anything that is there in our minds at this juncture, but surely, we will have a very intense and a cohesive engagement between the Management and the Board now, which was always the fulcrum for all these years, but even more now in the events that have just developed. And we will assure you that it is going to be a kind of a joint partnership that will come out at the end.

Moderator:
Thank you. Ladies and gentlemen, that was the last question for today. We have reached the end of question-and-answer session. I would now like to hand the conference over to CFO Mr. Srinivasan Vaidyanathan for closing comments.

Srinivasan Vaidyanathan:	Thank you very much. Sashi, any closing comments from your side before we can close this. I will go to Keki after that.

Sashidhar Jagdishan:
Yes, I would like to thank all of you to have joined in at a short notice. I would also like to thank the Board members who are on the call, who have also joined at a very, very short notice. Thank you for that. Last but not the least is the fact that, we all have to move on. We have Keki Mistry as the part-time Interim Chairman. The management shares a great camaraderie and cohesiveness with him and the Board members. We believe that this is going to be extremely positive from a fructuous relationship with the bank. I continue to maintain and I am sure you have heard Keki in the past; the economy probably is in a sweet spot amidst turmoil in the world. The bank is now well positioned. We had a trajectory and we are on path to that trajectory. I think you will see the kind of growth that we have used to pre-merger coming back. We have a strong board which is what everyone, probably had not seen in the past. We're very fortunate that they have been a pillar of governance all these years and I am extremely proud of the member who come out with lot of instructive, suggestion and advise, on the board and take very dispassionate decisions, and we have always worked on pillars of trust and value system, we continue to do that, and that will be one of our strongest points, you know, in this foundation of this organization and the brand.

Technology is going to be differentiator, and you will see it more happening over the year and two. And that is going to be kind of a surprise to all of us, and to you as well. So, the best of the bank is going to now start, and we are all eagerly waiting for that particular opportunity to unveil and unravel, as we move forward.

Thank you very much. For all your support.

HDFC Bank Limited March 19, 2026

Srinivasan Vaidyanathan:	Thank you, Sashi. We will get back to Chair Keki.

Keki Mistry:
Srini, I will just make one closing comment which is that the HDFC Group over the last, I have been working in the Group, I was I joined in HDFC in 1981 and then we started the life insurance, general insurance, bank, asset management, all of that. And the one fundamental belief that all of us have had over the years is good governance. So please believe me, we have the strongest form of governance in the bank. There is nothing wrong from an ethical perspective and we will in the coming years and coming months, the performance of the bank will also reflect that. Thank you.

Srinivasan Vaidyanathan:	Thank you very much, Keki. With that, we can conclude today's call. Appreciate you all dialling in. Have a great day. Bye-bye.

Sashidhar Jagdishan:	Thank you all.

Keki Mistry:	Thank you.

Moderator:	Thank you. On behalf of HDFC Bank, that concludes this conference. Thank you for joining us. You may now disconnect your lines.